UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V. (GAP)
ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2010

Guadalajara, Jalisco, Mexico, February 23, 2011 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its results for the fourth quarter ended December 31, 2010.  Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards (“NIF”). All amounts are presented in nominal pesos.

Summary of Fourth Quarter 2010 vs. Fourth Quarter 2009:

•
Operating revenues increased 9.8% (Ps. 81.2 million), mainly due to a 10.5% (Ps. 68.4 million) increase in revenues from aeronautical services, while non-aeronautical service revenues increased 7.1% (Ps. 12.8 million).

•	In 4Q10, cost of services increased 10.4% (Ps. 23.3 million), mainly as a result of a Ps. 22.1 million increase in other operating costs.

•
The increase in operating revenues caused the cost of government concession taxes to rise 9.7% (Ps. 4.0 million) in 4Q10, as well as the technical assistance fee, which increased 9.5% (Ps. 2.7 million).

•	Operating income increased 12.8% (Ps. 42.2 million).

●
EBITDA increased 9.5% (Ps. 51.2 million) primarily due to an increase in revenues from aeronautical and non aeronautical services.  The EBITDA margin, without considering the effects of INIF 17, decreased from 64.7% in 4Q09 to 64.6% in 4Q10, a decline of 10 basis points.

•	Net income increased 34.3% (Ps. 113.8 million).

For more information, visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona /
Rodrigo Guzmán Perera, Chief Financial Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 880 1100 ext 202, 212	Tel: 212 406-3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
Follow us on Twitter: www.twitter.com/aeropuertosGAP	www.twitter.com/iadvizeIR

Operating Results

During the fourth quarter 2010, the Company registered a decrease of 9.3 thousand total terminal passengers, representing a 0.2% decrease compared to the same period of the previous year. Domestic passenger traffic rose 0.3% (9.3 thousand passengers), while international passenger traffic declined 1.1%, or 18.6 thousand passengers.

It is important to mention that the 4Q10 decrease in passenger traffic reflects the impact of the indefinite suspension of Grupo Mexicana de Aviación’s (“GMA”) operations, which took place on August 28, 2010.  GMA had a presence at 10 of GAP’s 12 airports, representing 12.6% of GAP’s total revenues. During the first half of 2010, GMA transported 1,869,636 passengers, representing 18.3% of total passenger traffic and making it GAP’s third-largest carrier, in terms of the number of passengers transported to or from GAP’s airports (Grupo Aeroméxico is the first, while Volaris is the second).

Domestic passenger traffic in 4Q10 had a net increase of 9.3 thousand passengers as compared to 4Q09, primarily as a result of increases at the airports of Tijuana (62.3 thousand additional passengers), Puerto Vallarta (6.9 thousand additional passengers), Morelia (6.4 thousand additional passengers), Mexicali (5.4 thousand additional passengers) and Hermosillo (5.1 thousand additional passengers). These increases were partially offset by declines at the airports of Guanajuato (25.7 thousand fewer passengers), Los Cabos (25.2 thousand fewer passengers), Guadalajara (10.6 thousand fewer passengers), La Paz (6.3 thousand fewer passengers), Manzanillo (4.9 thousand fewer passengers), Los Mochis (3.7 thousand fewer passengers) and Aguascalientes (0.2 thousand fewer passengers).

With respect to the Tijuana airport, the 6.6% increase from 4Q09 to 4Q10 was mainly due to the migrant worker market traveling to Southern California.  These passengers previously traveled on various direct flights operated by GMA, but as a result of the lack of direct flights, these passengers used Tijuana as an alternative airport and then traveled to their final destination via land.  Consequently, the increase in the number of passengers primarily resulted from the opening of a route to Culiacan by Aeroméxico Connect, the opening of routes by Volaris to Cuernavaca, Zacatecas and Mexico City (it is important to state that Volaris’ growth in Mexico City resulted from switching the airport of origin from the Toluca Airport to the Mexico City airport) and the opening of the Tijuana-Los Mochis route by VivaAerobus and Volaris; additionally, there was an increase in frequencies by Volaris on the Tijuana-Monterrey, Tijuana-Culiacan, Tijuana-Mazatlan and Tijuana-Guadalajara routes, as well as an increase of frequencies by Aeroméxico on the Tijuana-Guadalajara route and by Aeroméxico Connect on the Tijuana-Monterrey route and by Interjet on the Tijuana-Toluca route.

With respect to the Puerto Vallarta airport, the increase in passengers was mainly generated by the opening of a route to Ciudad Juarez by Magnicharters, an increase in frequencies on the same route, and the opening of a route to Monterrey by Aeroméxico Connect. Additionally, there was an increase in the load factor on the route to Toluca operated by Interjet.

GAP 4Q10	Page 2 of 22

The increase at the Morelia airport was generated by the opening of a route to Monterrey by VivaAerobus, the opening of a route to Mexico City by Aeroméxico, the opening of a route to Chihuahua by Damojh Airlines, and an increase in frequencies by Volaris to Tijuana.

With respect to the Mexicali airport, the increase in passengers was mainly due to an increase in the frequency of flights by Volaris to Toluca and by Aeroméxico Connect to Monterrey.

At the Guanajuato Airport, the decrease in passengers was mainly due to a decline in frequencies to Tijuana by Aeroméxico and Volaris, as well as a decline in operations by Aeroméxico and Aeromar to Mexico City.

The decrease at the Los Cabos airport was mainly due to the suspension of GMA’s flights to Guadalajara and Mexico City, the closure of a route to Mazatlan by Magnicharters and a decrease in frequencies by Volaris to Toluca, caused by the substitution of this airport for the Mexico City International Airport (“AICM”).

International passenger traffic experienced a net decrease of 18.6 thousand passengers in 4Q10 compared to 4Q09. This decrease was primarily due to 49.7 thousand fewer passengers in Guadalajara, 18.2 thousand fewer passengers in Morelia, 5.6 thousand fewer passengers in Tijuana, 2.6 thousand fewer passengers in Hermosillo, and 0.4 thousand fewer passenger in Mexicali.  The remaining airports together reported an increase of 57.9 thousand passengers, mainly as a result of an increase of 34.9 thousand passengers at the Los Cabos airport.

The 9.5% (49.7 thousand passengers) decrease at the Guadalajara airport during 4Q10 compared to 4Q09 was mainly due to the fact that Guadalajara had the greatest passenger volume transported by GMA, with a total of 1,005,987 passengers in the first half of 2010. In addition, the Guadalajara airport had the greatest number of exclusive routes with destinations on the west coast of the U.S. operated by GMA, and these routes were left without an operator.  Furthermore, the decrease in international traffic experienced at this airport during 4Q10 compared to 4Q09 was also due to the suspension of operations by Mexicana de Aviación on exclusive routes to San Francisco, Fresno, New York and Las Vegas, as well as the suspension of operations on non-exclusive routes to Sacramento, Chicago, Los Angeles and San Jose, California.

It is important to mention that routes previously operated by Mexicana have been gradually re-initiated, with Volaris taking over the Guadalajara-Chicago route and Alaska Airlines covering the Guadalajara-Sacramento and Guadalajara-San Jose, California routes.  Consequently, of the routes that were previously exclusively operated by CMA, only the Las Vegas, Fresno and San Francisco routes are not served, and these will most likely be re-initiated in the short-term by other carriers.

The decrease in passengers during 4Q10 at the Morelia airport was mainly due to the suspension of Mexicana routes to Chicago, San Jose (California) and Los Angeles.  However, the Los Angeles route is currently being partially served by an increase in frequencies by Volaris.

GAP 4Q10	Page 3 of 22

The decline at the Tijuana airport was primarily due to the suspension of Volaris’ operations to Oakland, as well as the decrease in frequencies by Aeroméxico on its Tijuana-Narita route.

The decline in passenger traffic at the Hermosillo airport was mainly due to the suspension of operations by Aeroméxico Connect to Las Vegas.

With respect to the Los Cabos airport, the increase in passengers was principally due to more frequencies by US Airways to Phoenix, an increase in load factors by American Airlines on the Dallas route, the opening of a route by Virgin America to San Francisco, an increase in frequencies by West Jet, the opening of a route by Sunwing to Vancouver and Calgary, a new route to Charlotte by US Airways, the opening of a route to San Jose, California by Alaska Airlines, and an increase in load factors by Frontier on the route to Denver.

It is important to mention that the decrease generated by the exit of GMA during the 4Q10 was partially offset by certain airlines, such as American Airlines, Delta Airlines, US Airways, Alaska Airlines and Continental Airlines, which increased frequencies and made a higher number of seats available through the use of new airplanes with greater capacities, with the goal of capturing the demand of unattended passengers no longer served by GMA, via these airlines’ hubs.

Domestic Terminal Passengers (in thousands):

GAP 4Q10	Page 4 of 22

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Fourth Quarter 2010 Consolidated Results

Total Revenues for 4Q10, excluding the effects related to the adoption of INIF 17, increased  9.8%, or Ps. 81.2 million, from Ps. 832.3 million in 4Q09 to Ps. 913.5 million. Including the effects of INIF 17 “Service Concession Contracts” issued by the Mexican Committee for the Investigation and Development of Financial Information Standards (CINIF) on December 9, 2009 and as a result of which GAP must recognize revenues from the improvement to concessioned assets, total revenues increased 35%, or Ps. 291.0 million, with respect to 4Q09, due to the fact that during 2009 no such effect was recognized.  INIF 17 “Service Concession Contracts” seeks to clarify the accounting policies that must be followed to account for concession service contracts in Mexico, whereby local governments provide private sector companies with a concession to provide services that are considered public in nature.

GAP 4Q10	Page 5 of 22

As a result of an analysis by the Company, it was determined that INIF 17 would only signify a change in the way revenues are recognized at GAP’s airports.  INIF determines the registration of an intangible asset, which conceptually does not represent a change in the financial results since this treatment coincides with the accounting policies that are already applied by the Company.

Due to the treatment determined by INIF, the Company’s airports must recognize revenues from “Improvements to concessioned assets services” because the concession agreement establishes that the concessionaire is obligated to build or make improvements to the infrastructure it has received, and the government, in exchange, will grant the concessionaire rights over the concession. This represents a non-monetary asset exchange. Per INIF 17, the airport is performing construction services for the government.

The amount of revenues from Improvements to concessioned assets services (INIF 17) is determined based on the construction or on improvements that the Company agreed upon with the government in the Master Development Program.  Therefore, the amount of revenue is equal to the price that the airport pays to third parties for making these improvements, which is also the “Cost of improvements to concessioned assets” incurred at the airport. Neither concept affects accumulated operating results or EBITDA; however, they do distort indicators, as seen in the table “Summary of Consolidated Results for the Fourth Quarter 2010”.

The revenues from Improvements to concessioned assets services (INIF 17) during 4Q10 were Ps. 209.7 million and resulted from construction undertaken during the quarter and commitment in the Master Development Plan.

Income from Operation

-
Aeronautical services revenues increased 10.5% (Ps. 68.4 million) in 4Q10 as compared to 4Q09, mainly due to a 13.7% (Ps. 74.5 million) increase in revenues from passenger charges.  The increase in revenue from passenger charges was mainly due to an increase in maximum tariffs, which became effective on January 1, 2010 as a result of the negotiations with the government that took place at the end of 2009.  The revenue increase was also a result of an increase of 2.4%, or 52.3 thousand passengers, who paid passenger charges, in 4Q10 as compared to 4Q09 at the Tijuana, Guadalajara and Los Cabos airports, with 28.6 thousand, 12.4 thousand and 10.0 thousand additional passengers, respectively.  The Tijuana, Guadalajara and Los Cabos airports also had the first, third and fourth most important increases in their Maximum Tariffs within GAP’s network of airports, respectively. The increase in revenues from passenger charges were offset by a decrease of Ps. 3.0 million (10.9%) in landing fees, as well as a decrease of Ps. 3.4 million (10.3%) in revenues from the renting of space to airlines, mainly due to the suspension of operations by GMA.

-
Non-aeronautical services revenues increased 7.1% (Ps. 12.8 million) in 4Q10 as compared to 4Q09, mainly due to a Ps. 3.8 million increase in revenues from car parking, a direct result of higher rates, and due to an increase in revenues from leasing space to retailers, time-share developers, car rental companies and food and beverage businesses, which in combination increased Ps. 8.9 million.

GAP 4Q10	Page 6 of 22

Total operating costs and expenses in 4Q10 compared to 4Q09, excluding the effects of the costs of improvements to concessioned assets related to the effects of INIF 17, rose 10.2%, or Ps. 30.0 million; accounting for the effect of INIF 17, total operating costs and expenses rose 81.7%, or Ps. 239.8 million, due to the fact that during 4Q09, INIF 17 was not in effect and is applied in a prospective manner.

This increase in total operating costs and expenses was a result of the following factors:

➢
Cost of services increased 10.4% (Ps. 23.3 million) compared to 4Q09, mainly due to an increase in legal fees derived from GAP’s defense against various lawsuits related to the conflict between shareholders. This defense seeks to avoid disruption of the Company’s operations and to preserve the Company’s corporate governance structure. Legal fees amounted to Ps. 18.2 million.  In addition, the increase in the cost of services by type of expense is mainly due to the following:

•  Employee costs increased 3.2% (Ps. 2.6 million) compared to 4Q09, due to a Ps. 4.1 million increase in wages and salaries as a result of an increase in employee wages, partially offset by a Ps. 1.5 million decrease in work safety equipment purchases, which in 2009 took place in the fourth quarter, but in 2010 occurred during the third quarter.

•      Maintenance costs declined 7.1%, or Ps. 3.7 million, as compared to 4Q09, mainly due to a Ps. 3.5 million decrease in baggage costs for conveyor belts, a Ps. 2.5 million decrease in runway and platforms, and a Ps. 1.6 million decrease in the Common Use Terminal Equipment maintenance (CUTE). This decrease was partially offset by a Ps. 4.0 million increase in the urbanization and airport access roads.

•  Security and insurance costs increased 9.4% (Ps. 2.5 million) in 4Q10 compared to 4Q09 as a result of an increase in the cost of services for security, as well as an increase in the property insurance costs.

•       Other operating costs increased 58.4% (Ps. 22.1 million) in 4Q10 compared to 4Q09, mainly due to legal fees associated with GAP’s defense against various lawsuits related to the conflict between shareholders. This defense seeks to avoid disruption of the Company’s operations and to preserve the Company’s corporate governance structure. Legal fees amounted to Ps. 18.2 million, in addition to an increase in the doubtful accounts reserve related to accounts payable owed by GMA to GAP for   Ps. 3.0 million.

➢
As a result of the increase in total revenues, excluding the revenues from Improvements to concessioned assets services derived from the adoption of INIF 17, government concession taxes increased 9.7%, (Ps. 4.0 million), while the technical assistance fee increased 9.5% (Ps. 2.7 million).

GAP 4Q10	Page 7 of 22

➢
Cost of improvements to concessioned assets (INIF 17) in 4Q10 was Ps. 209.7 million. Due to the adoption of INIF 17, the Company reported “cost of improvements to concessioned assets” that were equal to the amount of revenues from improvements to concessioned assets services, according to the percentage of completion work method. Therefore, revenues from improvements to concessioned assets services (INIF 17) are the price the airport must pay to third parties for the construction, and this is equal to the “cost of improvements to concessioned assets (INIF 17)”.

The Company’s operating margin for 4Q10, excluding the effects of revenues - costs of improvements to concessioned assets, increased 110 basis points, from 39.6% in 4Q09, to 40.7% in 4Q10.  In nominal terms, operating income increased Ps. 42.2 million. EBITDA margin in 4Q10, excluding the effects of revenues - costs from improvements to concessioned assets (INIF 17), declined 10 basis points, from 64.7% during 4Q09 to 64.6% in 4Q10.

The effect of revenues - costs from improvements to concessioned assets (INIF 17) in 4Q10 reduced the operating margin from 40.7% to 33.1% and the EBITDA margin from 64.6% to 52.5%, but it did not affect the nominal result, operating income or EBITDA.

The comprehensive financing result had a negative variation of Ps. 12.5 million in the 4Q10 compared to 4Q09, mainly due to a Ps. 20.9 million decrease in interest income.  The interest decrease was due to the fact that during 4Q09 the Company recovered fiscal credits in favor of the Company, resulting from the positive outcome of legal actions for the Aguascalientes, Hermosillo, La Paz, Los Mochis, Manzanillo and Morelia airports; these legal suits confirmed that the asset basis for calculating asset tax liability on the airport concessions should only be the 15% paid by the strategic partner. Upon being recovered, the taxes generated interest in the Company’s favor for Ps. 21.7 million. This situation did not repeat itself in 4Q10. Additionally, during 4Q10 the 28-day Cetes rate’s average yield declined 8.7% compared to the average yield during the comparable period in 2009.  This reduction was offset by a decline in the exchange rate loss, from a loss of Ps. 9.7 million in 4Q09 to a loss of Ps. 3.2 million in 4Q10, generating a net positive effect of Ps. 6.5 million.

Net income in 4Q10 rose Ps. 113.8 million, or 34.3%, as compared to 4Q09, driven by the increase in revenues, and as a consequence, by the increase in income before taxes in 4Q10, which rose by Ps. 30.9 million, or 8.7%, from Ps. 354.8 million in 4Q09 to Ps. 385.7 million in 4Q10.  Additionally, during 4Q10, income taxes declined by Ps. 82.9 million.  This reduction in income taxes was mainly due to a Ps. 71.3 million benefit, derived from an increase in the deferred asset tax, as well as a change in the fiscal amortization rate of the Manzanillo airport concession from 15.0% in 4Q09 to a rate of 3.0% in 4Q10.

GAP 4Q10	Page 8 of 22

Summary of Consolidated Results for 4Q10 (in thousands of pesos):
- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 12.3902 per U.S. dollar (published by the Board of Governors of the Federal Reserve noon buying rate at December 31, 2010).

Other Important Data for 4Q10 (in thousands of pesos):
WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 4Q10	Page 9 of 22

Operating Costs for 4Q10 (in thousands of pesos):

Consolidated Results for Full Year 2010

Total Revenues in 2010, excluding the effects of revenue from Improvements to concessioned assets services (INIF 17), increased Ps. 450.3 million; including this effect, revenue for 2010 rose   Ps. 1,107.4 million, as a result of the fact that during 2009, INIF 17 was not yet in effect. These figures represent an increase of 13.8% and 33.9%, respectively, as compared to total revenues in 2009.

- Aeronautical services revenues increased 16.6%, (Ps. 420.5 million) in 2010, as compared to 2009, mainly due to an increase in passenger traffic of 936.6 thousand in 2010; 102% of the increase in total terminal passenger traffic occurred in the Guadalajara (53%), Tijuana (26%), Los Cabos (13%) and Puerto Vallarta (10%) airports. These airports represented 97.3% of the increase in the average maximum tariffs for 2010 as compared to the 2009 tariffs. The tariff increase was the result of the conclusion of negotiations and the implementation of new Maximum Tariff rates as of January 1, 2010. Additionally, the Los Cabos and Puerto Vallarta airports, which have the Company’s two highest maximum tariff rates, reported a combined increase in total terminal traffic of 215.1 thousand passengers, representing 23.0% of the increase in total terminal passenger traffic.

The increase in aeronautical services was mainly due to a Ps. 364.8 million increase in passenger charges, representing 86.7% of the total increase in aeronautical services revenues, and to a lesser extent, to an increase in aircraft parking and landin g fees, and leasing of space to airlines and complementary services, representing a combined increase of Ps. 49.2 million.

GAP 4Q10	Page 10 of 22

- Non-aeronautical services revenues increased 4.1% (Ps. 29.8 million) in 2010 compared to 2009.  Revenues from car parking generated 71.0% (Ps. 21.2 million) of the total increase, due to an increase in average rates of 10.9% and a 4.9% increase in passenger traffic.  Furthermore, revenues from the leasing of commercial space, to duty-free shops and to rental car services increased a combined Ps. 11.7 million, partially offset by decreases in the leasing of space to time-share developers and to food and beverage spaces, which together declined Ps. 3.1 million.

- Revenues from Improvements to concessioned assets services (INIF 17) in 2010 were Ps. 657.1 million, corresponding to construction investments made during the period and as committed to in the Master Development Program for GAP’s airports.

Total operating costs and expenses in 2010 compared to 2009 increased 11.7% (Ps. 133.7 million), excluding the effects from the adoption of INIF 17.  Including these effects, total operating costs and expenses increased 69.2% (Ps. 790.8 million) and were mainly due to the following:

➢
Cost of services increased 10.9% (Ps. 94.5 million) in 2010 compared to 2009, mainly due to a provision for doubtful accounts related to GMA for Ps. 53.0 million, legal fees of      Ps. 27.0 million associated with GAP’s defense against various lawsuits related to the conflict between shareholders. This defense seeks to avoid disruption of the Company’s operations and to preserve the Company’s corporate governance structure. The increase in cost of services was mainly due to an increase of Ps. 10.9 million, in electric energy consumption, resulting from the elimination of subsidies the Mexican Government had placed on electricity rates during 2009.  Without giving effect to the provision related to GMA, the increase in the cost of services for 2010 would have been 4.8% as compared to 2009. This increase in cost of services was related to the following:

•  Employee costs increased 2.7% (Ps. 9.2 million) in 2010 as compared to 2009, mainly due to increases of Ps. 6.1 million in wages, Ps. 2.3 million in salaries and benefits, and an increase in training costs of Ps. 1.6 million.

•  Maintenance costs increased 3.4% (Ps. 6.0 million) as compared to 2009, mainly as a result of routine maintenance on terminal buildings, aprons, platforms, airbuses and walkways.

•  Service costs rose 14.1% (Ps. 12.8 million) as compared to 2009, mainly due to the elimination of electricity rate subsidies during 2010, which resulted in an increase in electricity charges of Ps. 10.9 million.

•  Other operating costs rose 41.2%, or Ps. 63.0 million, with respect to 2009, mainly due to the doubtful accounts reserve related to GMA for Ps. 53.0 million, as well as in increase in legal fees of Ps. 27.0 million associated with GAP’s defense against various lawsuits related to the conflict between shareholders.  This defense seeks to avoid a disruption of the Company’s operations and to preserve the Company’s corporate governance structure. This was offset by a decrease of Ps. 8.3 million in CUTE’s leasing cost, as well as the cancellation of a reserve for doubtful accounts provision for Ps. 5.1 million related to various clients.  Without considering the reserve associated with GMA of Ps. 53.0 million, other operating costs would have increased 6.6%, or Ps. 10.0 million.

GAP 4Q10	Page 11 of 22

➢
As a result of the increase in aeronautical and non aeronautical revenues, government concession taxes increased 13.9%, (Ps. 22.5 million), while the technical assistance fee increased 14.9% (Ps. 16.6 million).

➢	The cost of improvements to concessioned assets (INIF 17) was Ps. 657.1 million in 2010.

The Company’s operating margin in 2010, without the effects of revenues - costs of improvements to concessioned assets due to INIF 17, increased 240 basis points, from 39.6% in 2009, to 42.0% in 2010, while the nominal value of operating income rose Ps. 265.4 million. EBITDA margin for the period increased 60 basis points, from 65.0% in 2009 to 65.6% in 2010.  Without the effect of the Ps. 53.0 million reserve for doubtful accounts related to GMA, the EBITDA margin would have increased 210 basis points from 65.0% to 67.1%. The effects of revenues - costs of improvements to concessioned assets reduced the operating margin from 42.0% to 35.7%, while the EBITDA margin declined from 65.6% to 55.8%.

The comprehensive financing result had a negative variation of Ps. 20.0 million in 2010 when compared to 2009, mainly due to the decrease in interest income, net from interest expense, which was Ps. 52.2 million lower than in 2009. This decrease was the result of higher interest expenses due to additional bank loans, the decline in interest rates for pesos and dollars, and the fact that at the end of 2009, construction of Terminal 4 at Los Cabos airport was halted, and therefore, in accordance with NIF D-6 “Capitalization of net comprehensive financing result”, the capitalization of interest on loans for the execution of this investment was suspended. Such interest was therefore accounted for in the comprehensive financing result in 2010; while in 2009, the interest was accounted for as part of the investment.

The negative effect of the interest was offset by a Ps. 20.5 million reduction in the embedded derivative expenses mainly due to that the fact that during May 2009, the GAP’s advertising contract was renegotiated and the currency of the contract was changed from US dollars to Mexican pesos; thus during the first five months of 2009, this contract generated an embedded derivative loss, while during the same period of 2010, it had no effect.  During 2009, the Company reported an exchange rate loss of Ps. 26.1 million related to the 3.5% appreciation of the peso versus the dollar, while during 2010, a Ps. 14.5 million exchange rate loss was reported related to the 5.4% appreciation of the peso versus the dollar; this generated a net positive effect of Ps. 11.6 million in 2010.

Net income in 2010 was Ps. 300.7 million higher than in 2009. This represented an increase of 25.1%, driven by the increase in revenues, and as a consequence, income before taxes, which increased Ps. 255.2 million in 2010, a 19.0% increase as compared to 2009. In addition, income taxes declined Ps. 45.5 million as a result of an increase in the deferred asset tax and a change in the fiscal amortization rate of the Manzanillo airport’s concession in 2010.

GAP 4Q10	Page 12 of 22

Summary of Consolidated Results for 2010 (in thousands of pesos):
- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 12.3902 per U.S. dollar (published by the Board of Governors of the Federal Reserve noon buying rate at December 31, 2010).

Other Important Data for 2010 (in thousands of pesos):
WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 4Q10	Page 13 of 22

Operating Costs for 2010 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for 2010 were Ps. 2,957.8 million, resulting from an average of Ps. 135.5 per WLU. Regulated revenues accounted for 79.6% of total revenues for the period (without considering income from improvements to concessioned assets services. It is important to note that new maximum rates negotiated for the different airports for the 2010-2014 period, became effective as of January 1, 2010.

The SCT annually reviews our compliance with the maximum rates. As of today, the SCT has notified the Company that it has complied for 2009.  The compliance review for 2010 has not yet been initiated.

Balance Sheet

At the close of December 2010, the Company had a balance of cash and cash equivalents of Ps. 2,348.8 million, of which Ps. 228.5 million are held in a trust for payment of the contract for the design and supply of the checked baggage inspection systems.  It is important to mention that this amount includes guaranteed deposits of Ps. 192.4 million, which were made by airlines to the Company as a result of the new agreements for collecting airport usage fees signed during the fourth quarter of 2009 between the airports and each of the airports’ airline clients.

GAP 4Q10	Page 14 of 22

At the close of the fourth quarter of 2010, the Company’s principal assets consisted of the balance of the concession value in the amount of Ps. 16,325.4 million, rights to use airport facilities for Ps. 2,100.1 million and improvements to concession assets of Ps. 4,595.0 million. These balances represented approximately 56.5%, 7.3% and 15.9%, of total assets, respectively.

Deferred income and recoverable asset taxes increased by Ps. 466.0 million in 2010 as compared to 2009. This was principally due to the change in NIF B-10 “Effects of Inflation” that went into effect during 2008 and caused the book value of the Concession and Rights to Use Airport Facilities to be less than the taxable value. This increase was mainly derived from the deferred income tax asset from concession, rights to use airport facilities, improvements to concession assets and fixed assets of Ps. 287.9 million, and a change in the fiscal amortization rate at the Los Mochis and Manzanillo airports of Ps. 73.7 million and Ps. 71.3 million, respectively, in 2010.

CAPEX

During 2010, the Company invested Ps. 935.5 million in capital expenditures, only considering those investments actually paid during the period, in accordance with NIF B-2 “Statement of Cash Flows”.

Recent Events

With respect to the administrative proceedings related to the fiscal amortization rates regarding the value of their concessions, the Mexicali and Aguascalientes airports filed an appeal on January 12 and 17, respectively, against the unfavorable ruling received in December 2010, which restricted to 2% the maximum amortization rate.

Changes in Accounting Policies

As of January 1, 2010, the following new accounting rules became effective:

•	NIF C-1 “Cash and Cash Equivalents”
•	INIF 17 “Service Concession Contracts”

INIF 17 provides further information regarding the treatment of concessions granted by the Mexican Government that will be returned to the Mexican Government at the end of the concession term, including all infrastructure built or improved during the concession period. After an analysis by the Company, it was concluded that as of 2010, GAP must recognize revenues and costs from additions to concessioned assets derived from construction and improvements made to airports, concluding that both line items must be registered in equal amounts.

Revenues from improvements to concessioned assets will be determined based on the agreements between GAP and the Mexican Government under the Master Development Program; GAP will build or improve the airports, and in exchange, the Mexican Government will grant GAP the right to obtain aeronautical revenues, meaning GAP exchanges the facilities built for the Mexican Government for an intangible asset, which must be amortized according to the useful life of the asset.

GAP 4Q10	Page 15 of 22

Costs of improvements to concessioned assets will be determined based on the commitments that GAP assumes with the Government under the Master Development Program. The Company hired, through a bidding process, a third party to build or upgrade the concession infrastructure. Therefore, revenues and costs are equal as GAP does not obtain a profit margin from the construction, and the costs are paid at market rates.

Although revenues-costs do not impact the operating income, it is necessary to review the Company’s margins and financial indicators since indicators such as operating income and EBITDA may be affected and could vary as compared to GAP’s actual operations once this effect is taken into consideration.

Based on the aforementioned, GAP adopted this accounting change as of the fiscal year 2010.

As of January 1, 2010, improvements were made to the following 2009 NIFs:

•	NIF B-1 “Accounting Changes and Correction of Errors”
•	NIF B-2 “Statement of Cash Flows”
•	NIF B-7 “Business Acquisitions”
•	NIF C-7 “Investments in associated companies and other permanent investments”
•	NIF C-13 “Related Parties”

In August 2010, INIF 19, “Change derived from the adoption of the international financial reporting standards”, was published.

This INIF establishes disclosure rules for companies that are either required to or voluntarily adopt the International Financial Reporting Standards (IFRS) as the regulatory basis for the presentation of financial statements.

As a result and according to the new INIF, GAP informs the following:

a)	GAP, as a public entity trading on the Mexican Stock Exchange, by law has to report its financial information according to IFRS as of the fiscal year 2012.

b)	GAP plans to adopt IFRS on January 1, 2012, even though early adoption is permitted.

c)
As of the date of this report, GAP has conceptually analyzed the differences between NIF and IFRS, but the Company has not yet determined exactly how the effects will impact the Company’s financial statements once GAP adopts the new rules. Therefore the Company is unable at this time to disclose any amounts or monetary effects in this regard.

* * *

GAP 4Q10	Page 16 of 22

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP 4Q10	Page 17 of 22

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	4Q09	4Q10	Change	12M09	12M10	Change
Guadalajara						
Aeronautical services	243,236	260,280	7.0%	884,694	1,067,094	20.6%
Non aeronautical services	61,384	63,710	3.8%	230,976	250,795	8.6%
Total Operational Revenues	**304,620**	**323,990**	**6.4%**	**1,115,670**	**1,317,889**	**18.1%**
Improvements to concessioned assets services (INIF 17)	-	63,822	100.0%	-	159,744	100.0%
Total Revenues	**304,620**	**387,812**	**27.3%**	**1,115,670**	**1,477,633**	**32.4%**
Operating Income	158,931	164,389	3.4%	536,249	652,061	21.6%
EBITDA	**223,260**	**231,397**	**3.6%**	**794,307**	**935,287**	**17.7%**
Tijuana						
Aeronautical services	85,790	110,894	29.3%	334,834	434,185	29.7%
Non aeronautical services	20,871	22,861	9.5%	87,876	91,286	3.9%
Total Operational Revenues	**106,661**	**133,754**	**25.4%**	**422,710**	**525,471**	**24.3%**
Improvements to concessioned assets services (INIF 17)	-	36,127	100.0%	-	113,778	100.0%
Total Revenues	**106,661**	**169,881**	**59.3%**	**422,710**	**639,249**	**51.2%**
Operating Income	26,929	47,321	75.7%	101,092	188,461	86.4%
EBITDA	**61,693**	**82,187**	**33.2%**	**240,525**	**330,223**	**37.3%**
Puerto Vallarta						
Aeronautical services	93,000	104,023	11.9%	387,412	438,122	13.1%
Non aeronautical services	32,681	35,802	9.6%	140,311	144,729	3.1%
Total Operational Revenues	**125,681**	**139,825**	**11.3%**	**527,723**	**582,851**	**10.4%**
Improvements to concessioned assets services (INIF 17)	-	58,403	100.0%	-	113,463	100.0%
Total Revenues	**125,681**	**198,228**	**57.7%**	**527,723**	**696,314**	**31.9%**
Operating Income	55,218	66,620	20.6%	257,722	296,365	15.0%
EBITDA	**83,511**	**96,364**	**15.4%**	**372,404**	**413,581**	**11.1%**
Los Cabos						
Aeronautical services	96,226	106,996	11.2%	398,020	455,273	14.4%
Non aeronautical services	39,082	41,782	6.9%	168,572	169,289	0.4%
Total Operational Revenues	**135,307**	**148,778**	**10.0%**	**566,593**	**624,562**	**10.2%**
Improvements to concessioned assets services (INIF 17)	-	61,239	100.0%	-	156,510	100.0%
Total Revenues	**135,307**	**210,017**	**55.2%**	**566,593**	**781,072**	**37.9%**
Operating Income	75,313	100,654	33.6%	333,170	382,109	14.7%
EBITDA	**98,533**	**124,582**	**26.4%**	**421,499**	**476,616**	**13.1%**

GAP 4Q10	Page 18 of 22

Airport	4Q09	4Q10	Change	12M09	12M10	Change
Hermosillo						
Aeronautical services	31,481	34,904	10.9%	126,871	135,475	6.8%
Non aeronautical services	6,204	6,683	7.7%	24,986	24,449	-2.1%
Total Operational Revenues	**37,686**	**41,587**	**10.4%**	**151,857**	**159,924**	**5.3%**
Improvements to concessioned assets services (INIF 17)	-	- 3,994	100.0%	-	19,150	100.0%
Total Revenues	**37,686**	**37,593**	**-0.2%**	**151,857**	**179,074**	**17.9%**
Operating Income	7,960	9,582	20.4%	33,280	38,734	16.4%
EBITDA	**19,145**	**21,403**	**11.8%**	**75,764**	**85,896**	**13.4%**
Guanajuato						
Aeronautical services	31,299	32,176	2.8%	122,381	130,048	6.3%
Non aeronautical services	6,324	8,726	38.0%	26,273	29,164	11.0%
Total Operational Revenues	**37,623**	**40,901**	**8.7%**	**148,654**	**159,212**	**7.1%**
Improvements to concessioned assets services (INIF 17)	-	- 5,358	100.0%	-	23,090	100.0%
Total Revenues	**37,623**	**35,543**	**-5.5%**	**148,654**	**182,302**	**22.6%**
Operating Income	9,080	11,207	23.4%	40,284	46,678	15.9%
EBITDA	**19,199**	**21,548**	**12.2%**	**79,984**	**88,064**	**10.1%**
Others (1)						
Aeronautical services	72,239	72,441	0.3%	283,050	297,568	5.1%
Non aeronautical services	12,523	12,291	-1.9%	49,984	49,090	-1.8%
Total Operational Revenues	**84,762**	**84,732**	**0.0%**	**333,033**	**346,658**	**4.1%**
Improvements to concessioned assets services (INIF 17)	-	- 483	100.0%	-	71,368	100.0%
Total Revenues	**84,762**	**84,249**	**-0.6%**	**333,033**	**418,026**	**25.5%**
Operating Income	- 12,413	- 8,597	-30.7%	- 31,556	- 33,396	5.8%
EBITDA	**20,604**	**26,497**	**28.6%**	**97,474**	**105,398**	**8.1%**
Total						
Aeronautical services	653,270	721,714	10.5%	2,537,262	2,957,763	16.6%
Non aeronautical services	179,069	191,854	7.1%	728,978	758,803	4.1%
Total Operational Revenues	**832,340**	**913,568**	**9.8%**	**3,266,240**	**3,716,567**	**13.8%**
Improvements to concessioned assets services (INIF 17)	-	209,756	100.0%	-	657,103	100.0%
Total Revenues	**832,340**	**1,123,324**	**35.0%**	**3,266,240**	**4,373,670**	**33.9%**
Operating Income	321,019	391,177	21.9%	1,270,242	1,571,013	23.7%
EBITDA	**525,945**	**603,979**	**14.8%**	**2,081,954**	**2,435,065**	**17.0%**

 (1)”Other” includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP 4Q10	Page 19 of 22

Exhibit B: Consolidated Balance Sheet as of December 31 (in thousands of pesos):

2009	2010	Change	%
Assets				
Current assets				
Cash and cash equivalents	2,173,586	2,348,807	175,221	8.1%
Financial investments held for trading purposes	279,621	233,915	- 45,706	-16.3%
Accounts receivable - net	453,856	296,146	- 157,710	-34.7%
Other current assets	97,149	148,008	50,859	52.4%
Total current assets	**3,004,212**	**3,026,876**	**22,664**	**0.8%**
Fixed assets - net	364,101	447,166	83,065	22.8%
Improvements to concessioned assets - net	3,513,391	4,148,039	634,648	18.1%
Airport concessions - net	16,756,973	16,325,463	- 431,510	-2.6%
Rights to use airport facilities - net	2,188,234	2,102,111	- 86,123	-3.9%
Other acquired rights	820,288	799,180	- 21,108	-2.6%
Deferred income taxes and recoverable asset taxes	1,474,702	1,940,779	466,077	31.6%
Other assets	260,014	103,445	- 156,569	-60.2%
Total Assets	**28,381,915**	**28,893,059**	**511,144**	**1.8%**
Liabilities and Stockholders' Equity				
Current liabilities	612,457	907,718	295,261	48.2%
Long-term liabilities	988,904	1,314,435	325,531	32.9%
Total liabilities	**1,601,361**	**2,222,153**	**620,792**	**38.8%**
Stockholders' Equity				
Common stock	24,344,476	24,344,476	-	0.0%
Legal reserve	372,369	432,341	59,972	16.1%
Consolidated net income	1,199,444	1,500,162	300,718	25.1%
Retained earnings	-	3,737	3,737	100.0%
Reserve for share repurchase	864,265	390,191	- 474,074	54.9%
Total Stockholders' Equity	**26,780,554**	**26,670,906**	**- 109,647**	**-0.4%**
Total liabilities and stockholders' equity	**28,381,915**	**28,893,059**	**511,144**	**1.8%**

GAP 4Q10	Page 20 of 22

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

GAP 4Q10	Page 21 of 22

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

4Q09	4Q10	Change	12M09	12M10	Change
Revenues						
Aeronautical services	653,270	721,714	10.5%	2,537,262	2,957,763	16.6%
Non aeronautical services	179,069	191,854	7.1%	728,978	758,803	4.1%
Total Operational Revenues	**832,340**	**913,568**	**9.8%**	**3,266,240**	**3,716,566**	**13.8%**
Improvements to concessioned assets services (INIF 17)	-	209,756	100.0%	-	657,103	100.0%
Total Revenues	**832,340**	**1,123,324**	**35.0%**	**3,266,240**	**4,373,669**	**33.9%**
Operating expenses						
Cost of services	223,738	247,062	10.4%	869,315	963,872	10.9%
Technical assistance fee	28,358	31,052	9.5%	111,721	128,384	14.9%
Government concession taxes	41,432	45,468	9.7%	162,507	185,017	13.9%
Depreciation and amortization	208,798	217,799	4.3%	828,836	879,941	6.2%
Total operating expenses	**502,327**	**541,380**	**7.8%**	**1,972,379**	**2,157,214**	**9.4%**
Cost of improvements to concessioned assets (INIF 17)	-	209,756	100.0%	-	657,103	100.0%
Total expenses	**502,327**	**751,136**	**49.5%**	**1,972,379**	**2,814,317**	**42.7%**
Operating income	**330,013**	**372,188**	**12.8%**	**1,293,861**	**1,559,352**	**20.5%**
Comprehensive financing result	26,726	14,280	-46.6%	58,209	38,225	-34.3%
Other (expenses) income	- 1,931	- 791	-59.1%	- 11,710	- 1,965	-83.2%
Earnings before income taxes	**354,808**	**385,678**	**8.7%**	**1,340,361**	**1,595,612**	**19.0%**
Income taxes	- 23,467	59,426	-353.2%	- 140,917	- 95,452	-32.3%
Consolidated Net Income	**331,341**	**445,103**	**34.3%**	**1,199,444**	**1,500,160**	**25.1%**

GAP 4Q10	Page 22 of 22

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: February 23, 2011